SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
BUFFALO, NEW YORK PLANT
B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements
Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant
As of December 31, 2005 and 2004 and for the year ended December 31, 2005

Individual Account Retirement Plan for Bargaining Unit
Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant
Financial Statements
As of December 31, 2005 and 2004 and for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
To Participants and Plans Administration Committee
Individual Account Retirement Plan for Bargaining Unit Employees at the
     Cooper Cameron Corporation, Buffalo, New York Plant
     We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant (the “Plan”), as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Houston, Texas
June 8, 2006

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Employer contributions receivable	$55,877	$57,547
Plan interest in Cooper Cameron Corporation Master Trust for Defined Contribution Plans	15,706,040	13,319,747

Net assets available for benefits	$15,761,917	$13,377,294

The accompanying notes are an integral part of these statements.

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions:
Employer contributions	$557,266
Employee contributions	659,947
Rollovers	16,914
Investment gain from Cooper Cameron Corporation Master Trust for Defined Contribution Plans	1,358,514

Total additions	2,592,641

Deductions:
Administrative fees	(24,122)
Benefits paid to participants	(183,896)

Total deductions	(208,018)

Net increase	2,384,623

Net assets available for benefits at:
Beginning of year	13,377,294

End of year	$15,761,917

The accompanying notes are an integral part of these statements.

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant (the “Plan”) is a profit-sharing plan which provides payments to eligible employees of Cooper Cameron Corporation and certain subsidiaries (the “Company”) at termination, retirement, death or disability. All union employees of the Company belonging to Local Lodge No. 330, District 76 of the International Association of Machinists and Aerospace Workers, are eligible for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Company contributes to each participant’s account monthly based on hours actively worked and specific contribution rates as defined in the plan document. Contributions are also made for each hour incurred for overtime, vacations or holidays, but excludes sick time for which the employee may be paid. Company contributions are allocated among the investment fund options that have been selected by each employee. Vesting in employer contributions is on a graduated scale with 100% vesting at five years.
Amounts which are forfeited due to a participant’s termination of employment prior to vesting in employer contributions made on the participant’s behalf are used to reduce the required Company contribution in subsequent periods. In 2005, forfeited nonvested amounts totaling $6,697 were used to reduce employer contributions. Upon termination of the Plan, all remaining forfeitures are to be allocated to the participant accounts.
The Plan allows for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment fund options offered by the Plan. Allocations among the investment accounts may be changed at the participant’s discretion on a daily basis.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.
2. Significant Accounting Principles
Accounting Principles
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Employer profit-sharing contributions are recorded in the period in which the related employee services are rendered.
Benefit payments to participants are recorded upon distribution.
Investments
The Plan’s investments are held in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the “Master Trust”). Nationwide Trust Company is the trustee. The Plan participates in only certain investment accounts of the Master Trust. The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2005 and 2004.

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant
Notes to Financial Statements (continued)
2. Significant Accounting Principles (continued)

	Beneficial Interest at
	December 31,
	2005	2004

Cooper Cameron Stock Fund	0.69%	0.47%
Fidelity Growth Company Fund	100.00	100.00
PRIMCO Stable Value Fund	4.25	3.91
State Street Bank S&P 500 Index Fund	2.35	2.34
PIMCO Total Return Administrative Shares Fund	5.20	5.33
Washington Mutual Investors Fund/A	5.32	5.00
Growth Fund of America/A	3.61	3.56
Franklin Balance Sheet Investment Fund/A	4.12	3.80
Lord Abbett Developing Growth Fund/A	4.24	4.10
EuroPacific Growth Fund/A	4.47	4.19
Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.
The Master Trust’s investments in securities traded on national securities exchanges or in the over-the-counter market are stated at fair value which equals their quoted market price on the last business day of the plan year. Investments in money market funds are stated at cost, which approximates fair value.
The PRIMCO Stable Value Fund is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts and in guaranteed investment contracts. These contracts have varying yields and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant
Notes to Financial Statements (continued)
2. Significant Accounting Principles (continued)
Risks and Uncertainties
The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)
The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

	Cooper	Washington					Fidelity	PIMCO Total	Franklin	Lord Abbett
	Cameron	Mutual	PRIMCO			State Street	Growth	Return	Balance Sheet	Developing	EuroPacific
	Stock	Investors	Stable Value	Growth Fund	Real Estate	Bank S&P 500	Company	Administrative	Investment	Growth	Growth
December 31, 2005	Fund	Fund/A	Fund	of America/A	Fund	Index Fund	Fund	Shares Fund	Fund/A	Fund/A	Fund/A	Total

Assets:
Cash	$176,878	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$176,878
Net unsettled sales of investments	79,616	—	—	—	—	—	—	—	—	—	—	79,616
Income receivable	2,346,558	—	—	—	—	—	—	—	—	—	—	2,346,558
Investments at fair value as determined by quoted market prices:
Money market funds	335,385	—	—	—	484,543	—	—	—	—	—	—	819,928
Cash Management Trust of America	—	—	1,615,148	—	—	—	—	—	—	—	—	1,615,148
Cooper Cameron Corporation Common Stock	103,353,527	—	—	—	—	—	—	—	—	—	—	103,353,527
Washington Mutual Investors Fund/A	—	42,556,162	—	—	—	—	—	—	—	—	—	42,556,162
Growth Fund of America/A	—	—	—	37,949,712	—	—	—	—	—	—	—	37,949,712
Fidelity Growth Company Fund	—	—	—	—	—	—	2,052,653	—	—	—	—	2,052,653
State Street Bank S&P 500 Index Fund	—	—	—	—	—	25,571,523	—	—	—	—	—	25,571,523
PIMCO Total Return Administrative Shares Fund	—	—	—	—	—	—	—	45,375,946	—	—	—	45,375,946
Franklin Balance Sheet Investment Fund/A	—	—	—	—	—	—	—	—	39,092,396	—	—	39,092,396
Lord Abbett Developing Growth Fund/A	—	—	—	—	—	—	—	—	—	16,881,036	—	16,881,036
EuroPacific Growth Fund/A	—	—	—	—	—	—	—	—	—	—	28,745,614	28,745,614
Investments at estimated fair value or contract value:
INVESCO Group Trust for Retirement Savings	—	—	62,735,056	—	—	—	—	—	—	—	—	62,735,056
Participant loans	9,367,134	—	—	—	—	—	—	—	—	—	—	9,367,134
Real estate	—	—	—	—	165,000	—	—	—	—	—	—	165,000

Total investments	113,056,046	42,556,162	64,350,204	37,949,712	649,543	25,571,523	2,052,653	45,375,946	39,092,396	16,881,036	28,745,614	416,280,835

Total assets	115,659,098	42,556,162	64,350,204	37,949,712	649,543	25,571,523	2,052,653	45,375,946	39,092,396	16,881,036	28,745,614	418,883,887

Liabilities:
Other payables	123,681	—	—	—	—	—	—	—	—	—	—	123,681
Net unsettled purchases of investments	393,730	—	—	—	—	—	—	—	—	—	—	393,730

Net assets available to participating plans	$115,141,687	$42,556,162	$64,350,204	$37,949,712	$649,543	$25,571,523	$2,052,653	$45,375,946	$39,092,396	$16,881,036	$28,745,614	$418,366,476

Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)
The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

	Cooper	Washington						PIMCO Total	Franklin	Lord Abbett
	Cameron	Mutual	PRIMCO			State Street		Return	Balance Sheet	Developing	EuroPacific
	Stock	Investors	Stable Value	Growth Fund	Real Estate	Bank S&P 500	Fidelity Growth	Administrative	Investment	Growth	Growth
December 31, 2004	Fund	Fund/A	Fund	of America/A	Fund	Index Fund	Company Fund	Shares Fund	Fund/A	Fund/A	Fund/A	Total

Assets:
Cash	$191,066	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$191,066
Net unsettled sales of investments	495,538	—	—	—	—	—	—	—	—	—	—	495,538
Investments at fair value as determined by quoted market prices:
Money market funds	8,598	—	—	—	516,774	—	—	—	—	—	—	525,372
Cash Management Trust of America	—	—	2,080,481	—	—	—	—	—	—	—	—	2,080,481
Cooper Cameron Corporation Common Stock	74,793,909	—	—	—	—	—	—	—	—	—	—	74,793,909
Washington Mutual Investors Fund/A	—	38,026,641	—	—	—	—	—	—	—	—	—	38,026,641
Growth Fund of America/A	—	—	—	30,292,833	—	—	—	—	—	—	—	30,292,833
Fidelity Growth Company Fund	—	—	—	—	—	—	2,196,529	—	—	—	—	2,196,529
State Street Bank S&P 500 Index Fund	—	—	—	—	—	24,483,767	—	—	—	—	—	24,483,767
PIMCO Total Return Administrative Shares Fund	—	—	—	—	—	—	—	40,780,366	—	—	—	40,780,366
Franklin Balance Sheet Investment Fund/A	—	—	—	—	—	—	—	—	32,029,520	—	—	32,029,520
Lord Abbett Developing Growth Fund/A	—	—	—	—	—	—	—	—	—	12,513,676	—	12,513,676
EuroPacific Growth Fund/A	—	—	—	—	—	—	—	—	—	—	20,577,690	20,577,690
Investments at estimated fair value or contract value:
Investment contracts	—	—	4,161,490	—	—	—	—	—	—	—	—	4,161,490
INVESCO Group Trust for Employee Benefit Plans	—	—	55,363,729	—	—	—	—	—	—	—	—	55,363,729
Real estate	—	—	—	—	165,000	—	—	—	—	—	—	165,000

Total investments	74,802,507	38,026,641	61,605,700	30,292,833	681,774	24,483,767	2,196,529	40,780,366	32,029,520	12,513,676	20,577,690	337,991,003

Total assets	75,489,111	38,026,641	61,605,700	30,292,833	681,774	24,483,767	2,196,529	40,780,366	32,029,520	12,513,676	20,577,690	338,677,607

Liabilities:
Other payables	53,824	—	—	—	—	—	—	—	—	—	—	53,824
Net unsettled purchases of investments	160,927	—	—	—	—	—	—	—	—	—	—	160,927

Net assets available to participating plans	$75,274,360	$38,026,641	$61,605,700	$30,292,833	$681,774	$24,483,767	$2,196,529	$40,780,366	$32,029,520	$12,513,676	$20,577,690	$338,462,856

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)
Investment income and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

	Net
	Appreciation	Interest and
Year ended December 31, 2005	(Depreciation)	Dividends	Total

Cooper Cameron Stock Fund	$36,076,659	$10,272	$36,086,931
Fidelity Growth Company Fund	216,651	392	217,043
PRIMCO Stable Value Fund	—	3,069,199	3,069,199
PIMCO Total Return Administrative Shares Fund	(787,319)	1,918,764	1,131,445
Washington Mutual Investors Fund/A	110,371	1,388,870	1,499,241
Growth Fund of America/A	4,190,945	504,565	4,695,510
Franklin Balance Sheet Investment Fund/A	2,089,468	1,775,967	3,865,435
Lord Abbett Developing Growth Fund/A	1,556,293	198,972	1,755,265
EuroPacific Growth Fund/A	3,550,487	1,361,028	4,911,515
Real Estate Fund	—	12,534	12,534
State Street Bank S&P 500 Index Fund	1,169,278	—	1,169,278

	$48,172,833	$10,240,563	$58,413,396

Administrative expenses paid by the Master Trust and allocated to the participating plans totaled $424,415 for the year ended December 31, 2005.
PRIMCO Stable Value Fund (“Stable Value Fund”)
The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). The GICs are promises by insurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value.

Individual Account Retirement Plan for Bargaining Unit Employees
at the Cooper Cameron Corporation,
Buffalo, New York Plant
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)
Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2005, the interest crediting rates for all investment contracts ranged from 3.8% to 5.7%. At December 31, 2004, the interest crediting rates for all investment contracts ranged from 1.70% to 6.99%.
For 2005 and 2004, the average annual yields for the investment contracts in the Stable Value Fund were 4.79% and 4.62%, respectively. At December 31, 2005 and 2004, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 99.46% and 102% of contract value, respectively. Fair value of the GICs is estimated by discounting the weighted average of the Stable Value Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.
4. Income Tax Status
The Plan has been designed to meet the requirements of the Internal Revenue Code (“IRC”) under Section 401(a) and, therefore, the related trust is exempt from taxation. A favorable determination letter was received from the Internal Revenue Service on September 3, 2002. Since receiving the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified and the related trust remains tax exempt.
5. Subsequent Events
On May 5, 2006, the stockholders of the Company approved a change in the Company’s name to Cameron International Corporation.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
BUFFALO, NEW YORK PLANT

/s/ Jane C. Schmitt

By:	Jane C. Schmitt
Member of the Plans Administration
Committee

Date: June 26, 2006

Exhibit Index

Exhibit 23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM